BIG BEAR CAFÉ
Annual Income and Expense Report
January - December 2018

	Total
INCOME	
Business Income	1,323,661
TOTAL INCOME:	**1,323,661**
COST OF GOODS SOLD	
LABOR	
Labor Cost COGS	606,466
TOTAL LABOR (COGS):	606,466
FOOD/BEV COST	
Supplies, Misc.	27,866
Beer, Wine, Liquor Costs	40,490
Coffee, Tea, Bev Costs	140,451
Farms, Local Vendors, Food Costs	261,585
TOTAL FOOD/BEV COST (COGS):	470,392
TOTAL COGS:	**1,076,858**
NET REVENUE:	**246,803**
EXPENSES	
Office and Advertising Expenses	18,785
Depreciation	20,253
Insurance (Property, Liability)	17,748
Interest and Fees	10,832
Professional Services	35,860
Construction and Additional Costs	11,141
Taxes, Licensing	31,959
Utilities	50,480
Other Expenses	39,354
TOTAL EXPENSES:	**236,412**
NET PROFIT:	**10,391**